SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                               (Amendment No. 6)


                       Steinway Musical Instruments, Inc.
                                (Name of Issuer)

                    Ordinary Common Stock, Par Value $0.001
                         (Title of Class of Securities)

                                   858495104
                                 (CUSIP Number)

                                Hansin Kim, Esq.
                                  KL & Kim PC
                        3435 Wilshire Blvd., Suite 2600
                         Los Angeles, California 90010
                                 (213) 382-3500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 2, 2011
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Samick Musical Instruments Co, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) /X/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC(1)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      3,768,554(2)

8  SHARED VOTING POWER
      244,700(2)

9  SOLE DISPOSITIVE POWER
      3,768,554(2)

10 SHARED DISPOSITIVE POWER
      244,700(2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,013,254(2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.2%(2)

14 TYPE OF REPORTING PERSON
      CO


      (1)   See Item 3 in Amendment No. 5 filed by Reporting Persons on June 7,
            2011
      (2) See Item 2 and 5 in Amendment No. 5 filed by Reporting Persons on June 7, 2011

SCHEDULE 13D

CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Opus Five Investment 1, LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) /X/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      00(1)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0(2)

8  SHARED VOTING POWER
      244,700(2)

9  SOLE DISPOSITIVE POWER
      0(2)

10 SHARED DISPOSITIVE POWER
      244,700(2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      244,700(2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.0%(2)

14 TYPE OF REPORTING PERSON
      PN


      (1)   See Item 3 in Amendment No. 5 filed by Reporting Persons on June 7,
            2011
      (2) See Item 2 and 5 in Amendment No. 5 filed by Reporting Persons on June 7, 2011

                                  SCHEDULE 13D

CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Opus Five Investment, LLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) /X/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      00(1)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0(2)

8  SHARED VOTING POWER
      244,700(2)

9  SOLE DISPOSITIVE POWER
      0(2)

10 SHARED DISPOSITIVE POWER
      244,700(2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      244,700(2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.0%(2)

14 TYPE OF REPORTING PERSON
      CO


      (1)   See Item 3 in Amendment No. 5 filed by Reporting Persons on June 7,
            2011
      (2) See Item 2 and 5 in Amendment No. 5 filed by Reporting Persons on June 7, 2011

                                  SCHEDULE 13D

CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Jong Sup Kim

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) /X/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      00(1)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0(2)

8  SHARED VOTING POWER
      4,013,254(2)

9  SOLE DISPOSITIVE POWER
      0(2)

10 SHARED DISPOSITIVE POWER
      4,013,254(2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,013,254(2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.2%(2)

14 TYPE OF REPORTING PERSON
      IN


      (1)   See Item 3 in Amendment No. 5 filed by Reporting Persons on June 7,
            2011
      (2) See Item 2 and 5 in Amendment No. 5 filed by Reporting Persons on June 7, 2011

                                  SCHEDULE 13D

CUSIP No.  858495104

1  NAME OF REPORTING PERSON
      Sam Song Caster Co., Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) /X/
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      00(1)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0(2)

8  SHARED VOTING POWER
      244,700(2)

9  SOLE DISPOSITIVE POWER
      0(2)

10 SHARED DISPOSITIVE POWER
      244,700(2)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      244,700(2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      //

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.0%(2)

14 TYPE OF REPORTING PERSON
      CO


      (1)   See Item 3 in Amendment No. 5 filed by Reporting Persons on June 7,
            2011
      (2) See Item 2 and 5 in Amendment No. 5 filed by Reporting Persons on June 7, 2011

                                  SCHEDULE 13D



THIS AMENDMENT NO. 6 amends the statement on Amendment No. 5 on June 7, 2011 ("Amendment No. 5") by Reporting Persons. Due to a clerical error, Amendment No. 5 incorrectly identified as a director of Samick Musical Instruments Co., Ltd. ("Samick") a certain individual who no longer held such position.

This Amendment amends Item 2 below and does not modify any other information previously reported on Amendment No. 5.

Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in Schedule 13D originally filed on November 13, 2009 by the Reporting Persons.


Item 2. Identity and Background


Amendment No. 5 incorrectly identified Soo Kyung Jung as a director of Samick. To correct the aforementioned clerical error, Schedule A attached to Amendment 5 is hereby amended and restated in its entirety as set forth in Schedule A attached hereto.


Item 7. Material to be Filed as Exhibits

1     Joint Filing Agreement of the Reporting Persons.

                                   SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 24, 2011


Samick Musical Instruments Co., Ltd.

         By:  /s/ Jong Sup Kim
              ---------------------
              Name: Jong Sup Kim
              Title: Chairman


Opus Five Investment 1, LP

         By:  /s/ Kyung Min Park
              ---------------------
              Name: Kyung Min Park
              Title: Sole Member of General Partner

Opus Five Investment, LLC

         By:  /s/ Kyung Min Park
              ---------------------
              Name: Kyung Min Park
              Title: Sole Member

Sam Song Caster Co., Ltd.

         By:  /s/ Kang Log Lee
              ---------------------
              Name: Kang Log Lee
              Title: Director


Jong Sup Kim

         By:  /s/ Jong Sup Kim
              ---------------------
              Name: Jong Sup Kim

                                   SCHEDULE A
                                   ----------

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

      The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Amendment to Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


Samick Musical Instruments Co., Ltd
-----------------------------------


Name                              Position
----                              --------
Jong Sup Kim                      Chairman of the Board; Co-CEO; Director
Hyung Guk Lee                     Co-CEO; Director
Kang Log Lee                      Director
Kwan Soon Jang                    Director


Samick is a Korean corporation. The above listed persons are all citizens of the Republic of Korea. Each of those officers and directors' business address is 1-6 Daejang-ri, Soyi-myeon, Eumseong-gun, Chungcheongbuk-do, Korea 369-872.


Opus Five Investment 1, LP
--------------------------

Name                              Position
----                              --------
Opus Five Investment, LLC         General Partner
Sam Song Caster Co., Ltd.         Limited Partner

Opus LP is a California limited partnership, and Opus LLC is a Delaware limited liability company; thus, thereby, Opus LP and Opus LLC are the citizens of the United States. Sam Song is a corporation of the Republic of Korea and, thereby, the citizen of the Republic of Korea. The principal business address of each of
(i) Opus LP and (ii) Opus LLC is 6655 Knott Ave., Buena Park, CA 90620 and (iii) Sam Song is 419-6 CheongCheon-Dong, Bupyeong-Gu, Incheon, Korea.


Opus Five Investment, LLC
-------------------------

Name                              Position
----                              --------
Kyung Min Park                    Sole Member

Park is a citizen of the United States. Park's principal business address is 6655 Knott Ave., Buena Park, CA 90620.

Sam Song Caster Co., Ltd.
-------------------------

Name                              Position
----                              --------
Young Ho Lee                      CEO, Director
Jong Ok Bae                       Director
Kang Log Lee                      Director

Sam Song is a Korean corporation and, thus, thereby a citizen of the Republic of Korea. The above listed persons are all citizens of the Republic of Korea. Each of those officers and directors' and Sam Song's business address is 419-6 CheongCheon-Dong, Bupyeong-Gu, Incheon, Korea.